ALLIANCEBERNSTEIN INVESTMENT
                          RESEARCH AND MANAGEMENT, INC.
                           1345 Avenue of the Americas
                              New York, N.Y. 10703
                                 (212) 969-2154



                                                                January 31, 2006



Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


         Re:  AllianceBernstein Municipal Income Fund, Inc.
              File Nos. 33-7812 and 811-04791


Dear Sir or Madam:

          We have acted as counsel to AllianceBernstein Municipal Income Fund, Inc. (the "Fund") in connection with the preparation of Post-Effective Amendment No. 36 to the Fund's Registration Statement on Form N-1A.

          In my view, the above-described Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933, as amended.

                                                     Sincerely,


                                                     /s/ Stephen J. Laffey
                                                     ---------------------
                                                         Stephen J. Laffey
                                                         Assistant Secretary


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